EXHIBIT 12

Madison Gas and Electric Company

Ratio of Earnings to Fixed Charges

Six Months Ended June 30, 2010

(In thousands)

Earnings
Net income before minority interest	$25,948
Equity earnings	(4,277)
Income distribution from equity investees	3,362
Minority interest in pretax income	(1,511)
Amortization of capitalized interest	148
Interest capitalized	(1,323)
Federal and state income taxes	14,880
Fixed charges	11,414
Total Earnings as Defined	$48,641

Fixed Charges
Interest expense on long-term debt and other	$7,753
Interest on rentals*	1,963
Amortization of debt issuance costs	326
AFUDC - borrowed funds	49
Capitalized interest	1,323
Total Fixed Charges	$11,414

Ratio of Earnings to Fixed Charges	4.26X

*Management believes that using one-third of the total rental expense gives a reasonable approximation for actual interest on rentals.